Exhibit 99.1

Xiao-I Corporation Provides Further Update on

Shanghai Xiao-I’s Patent Infringement Lawsuit Against Apple

Shanghai, China, March 31, 2026 Xiao-I Corporation (NASDAQ: AIXI), a leading developer of AI solutions, today provides an additional material update on its variable interest entity (VIE)’s ongoing patent infringement lawsuit against Apple Computer Trading (Shanghai) Co., Ltd., Apple Inc., and Apple Computer Trading (Shanghai) Co., Ltd. (collectively, “Apple”) (the “Lawsuit”). The Lawsuit centers on allegations that Apple infringed on the VIE’s intellectual property rights related to core artificial intelligence technology, with the legal proceedings having advanced through key appellate stages since the Company’s last update.

As previously disclosed on November 1, 2024, the Shanghai High People’s Court convened the second session of hearings in the case on that date, following the conclusion of the trial phase on July 31, 2024. Subsequent to this hearing, on September 3, 2024, Apple filed appeals with the Supreme People’s Court of the People’s Republic of China (the “Supreme People’s Court”), in which Apple sought a ruling to invalidate the core AI patents of Xiao-I’s VIE that form the basis of the infringement claims in the Lawsuit.

On March 27, 2026, the Supreme People’s Court rendered its final second-instance judgments on Apple’s appeal. In the ruling, the Supreme People’s Court formally rejected Apple’s application to have Xiao-I’s VIE’s relevant patents declared invalid and affirmed the legality and validity of such patents in full. This judgment constitutes a final and binding ruling under the laws of the People’s Republic of China, with no further right of appeal available to either party in respect of the patent validity determination.

While Xiao-I Corporation remains confident in the merits of its case, there can be no assurance as to the ultimate outcome of the remaining proceedings against Apple there is no guarantee that the Company will be awarded any financial compensation. Investors are strongly encouraged to conduct their own due diligence and review all relevant information before making investment decisions.

Xiao-I will will keep shareholders and the public informed of any material further developments, if any, in a timely manner.

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning, and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, its future business development, financial condition, and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F filed with the SEC on April 30, 2024, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Ms. Berry Xia

Email: ir@xiaoi.com